

17018156

RMS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
DEC 13 2017
Washington DC
406

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PUBLIC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-27639

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/1/16** (mm/dd/yy) AND ENDING **9/30/17** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Caldwell Sutter Capital, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Liberty Ship Way #3225
(No. and Street)

Sausalito	**CA**	**94965-3324**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph F. Helmer **415-962-2526**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek,**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ypw

OATH OR AFFIRMATION

I, **Joseph F. Helmer**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Caldwell Sutter Capital, Inc.**, as of **September 30, 2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of California County of Marin

Subscribed and sworn to (or affirmed) before me on this 12 **day of** Dec., **20** 17 **by** Joseph F. Helmer, **proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.**

Signature Diana M Victoria

(Seal)

Notary Public

Signature

President

Title


DIANA M. VICTORIA
Commission # 2113881
Notary Public - California
San Francisco County
My Comm. Expires Jun 29, 2019

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Caldwell Sutter Capital, Inc.

September 30, 2017

Table of Contents

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Stockholders
Caldwell Sutter Capital, Inc.

We have audited the accompanying statement of financial condition of Caldwell Sutter Capital, Inc. (the "Company") as of September 30, 2017, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Caldwell Sutter Capital, Inc. as of September 30, 2017 in accordance with accounting principles generally accepted in the United States of America.



Walnut Creek, California
December 12, 2017

Caldwell Sutter Capital, Inc.

Statement of Financial Condition

September 30, 2017

Assets		
Cash and cash equivalents	$	26,677
Fixed income securities held		308,341
Cash at clearing broker		340,116
Due from clearing broker		192,533
Accounts receivable, net of $24,050 bad debt allowance		39,197
Prepaid expenses and other deposits		32,129
Secured demand notes		620,000
Property and equipment, net of $59,017 accumulated depreciation and amortization		31,972
Goodwill		155,543
Total Assets	$	1,746,508
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued liabilities	$	54,042
Margin loans		312,339
Accrued compensation		122,776
Note payable		7,627
Accrued commissions		21,738
Subordinated loan interest payable		5,167
Wellington Securities interest payable		631
Income taxes payable		26,896
Contingent consideration Wellington Securities		83,422
Total		634,638
Subordinated borrowings		820,000
Stockholders' Equity		
Common stock (no par value;10,000,000 shares authorized; 1,070,000 shares issued and outstanding)		9,500
Retained earnings		282,370
Total Stockholders' Equity		291,870
Total Liabilities and Stockholders' Equity	$	1,746,508

See accompanying notes.

Caldwell Sutter Capital, Inc.

Notes to the Financial Statements

September 30, 2017

1. Organization

Caldwell Sutter Capital, Inc. (the "Company") was incorporated on February 16, 1982 as Caldwell Securities, Incorporated, and began operations on June 1, 1982. The Company changed its name to Caldwell Sutter Capital, Inc. in July 2017. The Company is currently located in Sausalito, California. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB") and clears its securities transactions through its correspondent broker, Wedbush Securities Inc. ("Wedbush"). The Company's primary source of revenue is providing fee-based investment advisory services and brokerage services to customers primarily in California, who are predominately middle to upper income individuals and their estates, trusts, pensions and retirement plans.

During the year, the Company became a proprietary trader and fee-based municipal advisor and now holds inventory in largely municipal securities. Both institutional and retail customers of the Company can transact business with securities held in inventory in the Company's name.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. Cash equivalents exclude cash held as collateral for any corporate obligation. Cash equivalents and short-term investments are stated at cost which approximates fair value.

Accounts Receivable
The Company maintains an allowance for doubtful accounts that is based on a review of outstanding receivables, historical collection information and existing economic conditions. Past due receivables are reviewed by management and staff and written off based on the specific circumstances of the customer.

Property and Equipment
Property and equipment is carried at cost. Depreciation is calculated using the straight-line method and declining balance method over the estimated useful life of 5 years. Leasehold improvements are amortized over the life of the underlying lease.

Investment Advisory Fees
Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Investment Banking Fees
Investment banking revenues are earned from providing placement services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Commissions and Related Fees
In accordance with industry practice, securities transactions and related commission revenues and expense are recorded on a trade date basis as the transaction occurs. The Company has entered into a contract with Wedbush who has agreed to act as originating broker on a fully disclosed basis for substantially all of the Company's dealings with customers' securities accounts. Accordingly, the Company has no direct receivables or payables to customers or brokers as a result of securities transactions. The Company does have receivables and payables from and to brokers as a result of sales commissions earned on mutual funds, advisory fees and other investment programs.

2. Significant Accounting Policies (Continued)

Gains and Losses in Fixed Income Securities Held
The Company holds fixed income securities largely in municipal bonds in the Company's name. The Company may earn revenue based on the capital gains and losses on trades in accounts held at Wedbush. Accordingly, the Company has no direct receivables or payables from and to brokers as a result of gains and losses in these trading accounts. The Company will either receive or be required to pay the net amount of realized gains or losses, accrued interest and purchases and sales on fixed income instruments and unrealized gains or losses on positions held in trading accounts. The equity for these trades is based on the excess amount above the minimum required deposit of $100,000 that the Company has at Wedbush.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

3. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which require recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for tax years before 2013 and 2012, respectively. Income tax expense shown in the accompanying statement of income consists of current federal and California taxes of $34,631 and $12,365, respectively, of which $20,531 and $6,365 were payable at September 30, 2017. Deferred tax assets and liabilities of the Company are mainly due to federal and state depreciation and amortization, interest and unrealized loss differences that were not significant at September 30, 2017.

The Company uses a loss contingencies approach for evaluating uncertain tax positions and continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. There were no uncertain tax positions at September 30, 2017.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At September 30, 2017, the Company's net capital was $845,542 which exceeded the requirement by $745,542.

5. Property and Equipment

Automobile	$ 51,192
Computers and equipment	25,187
Leasehold improvements	14,610
Total cost	90,989
Total accumulated depreciation and amortization	(59,017)
Net property and equipment	31,972

6. Postretirement Plan

The Company maintains a salary deferral and profit sharing plan consistent with provisions under section 401(k) of the Internal Revenue Tax Code. Under this plan, employees may make an elective deferral to reduce their taxable gross wages or a Roth contribution with after tax wages. The Company elected to contribute $22,912 in 2017 to the 401(k) Plan. The amount is included in compensation and benefits on the accompanying statement of income.

7. Note payable

On November 29, 2013 the Company obtained a note for $28,969. The note bears interest at a rate of 2.9% per annum and requires monthly payments of $519. The note matures on December 13, 2018 and is secured by the vehicle. As of September 30, 2017, the note had a balance of $7,627. Interest expense for the year ended September 30, 2016 was $168.

The following is a summary of principal maturities of debt during the next two years:

2018	$	6,090
2019		1,537
	$	7,627

8. Margin Loan

The margin loan of $312,339 is secured by the securities owned. Interest is payable monthly. The interest charged during the year was 3.75%. Interest expense totaled $1,133 and is included in interest expense on the Statement of Income. If sufficient equity is not maintained in the account, the clearing broker can initiate a margin call and can request a deposit of additional funds or securities or can sell securities. The clearing broker has the right to call the margin loan in full at any time.

9. Related Party Transactions

Subordinated Borrowings

The Company has a $120,000 secured demand note collateral agreement subordinated to claims of general creditors pursuant to an agreement approved by the Financial Industry Regulatory Authority ("FINRA") in 2014. The note expires on September 30, 2023, and is secured by a security with a market value of $581,035 at September 30, 2017. The note has a 10% interest rate payable monthly through the expiration of the note. The subordinated loan is with a majority stockholder and is allowable in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The Company has a $500,000 secured demand note collateral agreement subordinated to claims of general creditors pursuant to an agreement approved by the FINRA in 2012. The note was extended during 2015 and expires on September 30, 2023, and is secured by securities with a total market value of $1,943,669 at September 30, 2017. The note has a 10% interest rate payable monthly through the expiration of the note. The subordinated loan is with a majority stockholder and is allowable in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The Company has two $100,000 subordinated loans subordinated to claims of general creditors pursuant to agreements approved by the FINRA on July 24, 2017, for a total of $200,000. The notes expire on July 24, 2020. The Company received a total of $200,000 cash with these loans which is included in cash at the clearing broker. Both notes have an 8% interest rate payable monthly through the expiration of the notes.

10. Leasing Arrangements

The Company conducts its operations from facilities that are leased under a three-year noncancelable operating lease expiring in March 2020. There is an option to renew the lease for an additional three years at the same terms as the present lease. Each year the rent may be increased by a ratio based on the increase in the consumer price index from the previous year.

In addition, the Company has a branch location where it conducts operations from facilities that are leased under another three-year noncancelable operating lease expiring in July 2020. There is an option to renew the lease for an additional three years at an increased monthly rental.

The following is a schedule of future minimum rental payments required under the above operating leases as of September 30, 2017:

Year Ending September 30,	
2018	$ 87,083
2019	87,977
2020	57,999
Total	$ 233,059

Rental expense amounted to $49,787 during the fiscal year ending September 30, 2017.

11. Commitments

Acquisition of Wellington Securities
On October 2, 2012, the Company entered into an asset purchase agreement with Wellington Securities, Inc. ("Wellington") whereby Wellington transferred its client accounts and associates to the Company. As full consideration, the Company agreed to pay Wellington twenty-five percent of commissions and fees that the Company receives as a result of the production and services of Wellington for a period of thirty-two quarters, ending with the quarter ending December 31, 2020. Contingent consideration was estimated at fair value of $83,422 at September 30, 2017 using a discounted cash flow analysis. A gain of $14,186 was recognized as a result of this measurement. Accrued interest was $631 and interest expense was $2,691 at September 30, 2017. As a result of the acquisition, the Company recognized goodwill of $155,543, which was not considered impaired at September 30, 2017.

12. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 — Unobservable inputs for the asset or liability.

Determination of Fair Value
Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Caldwell Sutter Capital, Inc.

Notes to the Financial Statements

September 30, 2017

12. Fair Value Measurements (Continued)

The table below presents the amounts of assets and liabilities measured at fair value:

	Level 1	Level 2	Level 3	Total
Assets at fair value measured on a nonrecurring basis:				
Goodwill	$ -	$ -	$ 155,543	$ 155,543
Assets at fair value measured on a recurring basis:				
Fixed-Income Securities	308,341	-	-	308,341
Liabilities at fair value measured on a recurring basis:				
Contingent consideration				
Wellington	-	-	83,422	83,422
Totals	$ 308,341	$ -	$ 238,965	$ 547,306

Recurring fair value measurements using significant unobservable inputs (Level 3):

	Level 3	Total
Liabilities at fair value:		
Contingent consideration		
October 1, 2016	$ 109,252	$ 109,252
Payments of consideration	(11,644)	(11,644)
Acquisition gain included in other income	(14,186)	(14,186)
September 30, 2017	$ 83,422	$ 83,422

13. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

14. Subsequent Events

The Company has evaluated subsequent events through December 12, 2017, the date which the financial statements were issued.

Caldwell Sutter Capital, Inc.
(SEC ID No. 8-27639)

Annual Audit Report

September 30, 2017

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document